Mail Stop 3561

April 14, 2006

Mr. Michael Strauss
American Home Mortgage Assets LLC
538 Broadhollow Road
Melville, New York 11747

Re: **American Home Mortgage Assets LLC**
        Amendment No. 2 to Registration Statement on Form S-3
        Filed April 6, 2006
        File No. 333-131641

Dear Mr. Strauss:

        We have reviewed your responses to the comments in our letter dated March 29, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Supplement #1

Cover Page

1. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity and revise to refer to the issuing entity, as opposed to the trust.

The Mortgage Pool, page S-27

2. While we note your response to prior comment 3, the form of each of the delinquency tables does not clearly present delinquency information in 30 day increments. In this regard, we note that an investor would have to add up all of the amounts in one column in order to determine the total number of delinquent loans that belong in each 30-day bucket. Revise accordingly.

<u>Base Prospectus</u>

<u>Cover Page</u>

3. Revise to remove "or other type of credit enhancement" from the cover page of your base prospectus.


*   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (212) 912-7751</u>
       Mr. Richard Simonds, Esq.
       Thacher Proffitt & Wood LLP
       Telephone: (212) 912-7472